File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2002

LOGITECH INTERNATIONAL S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland
(Jurisdiction of incorporation or organization)

Logitech International S.A.
Apples, Switzerland
c/o Logitech Inc.
6505 Kaiser Drive
Fremont, California 94555
(510) 795-8500
(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☑ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ Yes

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A.

FORM 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	June 30, 2002	March 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$168,613	$143,101
Accounts receivable	136,697	171,103
Inventories	112,743	85,124
Other current assets	37,395	33,486

Total current assets	455,448	432,814
Investments	2,276	8,713
Property, plant and equipment	38,701	32,086
Intangible assets:
Goodwill	108,615	102,017
Other intangible assets	21,216	15,358
Other assets	8,094	4,756

Total assets	$634,350	$595,744

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt	$7,251	$5,527
Accounts payable	98,109	88,268
Accrued liabilities	76,293	73,309

Total current liabilities	181,653	167,104
Long-term debt	121,029	104,812
Other liabilities	3,449	811

Total liabilities	306,131	272,727

Shareholders' equity:
Registered shares, par value CHF 1—51,209,535 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at June 30, 2002; 51,209,535 authorized, 11,890,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2002	33,370	33,370
Additional paid-in capital	140,161	134,312
Less registered shares in treasury, at cost, 1,647,170 at June 30, 2002 and 2,083,003 at March 31, 2002	(19,247)	(15,819)
Retained earnings	215,173	204,391
Accumulated other comprehensive loss	(41,238)	(33,237)

Total shareholders' equity	328,219	323,017

Total liabilities and shareholders' equity	$634,350	$595,744

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share amounts)

	Three months ended June 30,
	2002	2001
	(unaudited)
Net sales	$195,064	$170,950
Cost of goods sold	128,752	117,391

Gross profit	66,312	53,559
Operating expenses:
Marketing and selling	30,272	26,652
Research and development	12,903	10,469
General and administrative	10,522	8,277

Total operating expenses	53,697	45,398

Operating income	12,615	8,161
Interest expense, net	(212)	(1,168)
Other income, net	1,074	896

Income before income taxes	13,477	7,889
Provision for income taxes	2,695	1,570

Net income	$10,782	$6,319

Net income per share and ADS:
Basic	$.23	$.14
Diluted	$.22	$.13
Shares used to compute net income per share and ADS:
Basic	46,065,125	44,531,740
Diluted	52,542,417	48,446,270

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended June 30,
	2002	2001
	(unaudited)
Cash flows from operating activities:
Net income	$10,782	$6,319
Non-cash items included in net income:
Depreciation	6,049	6,232
Amortization of other intangible assets	1,253	945
Write-off of investment	517	—
Loss (gain) on sale of investments	165	(541)
Equity in net losses of affiliated companies	—	580
Other	(23)	463
Changes in current assets and liabilities:
Accounts receivable	39,632	23,390
Inventories	(24,064)	3,775
Other current assets	(4,196)	(397)
Accounts payable	169	(11,763)
Accrued liabilities	(1,998)	(7,060)

Net cash provided by operating activities	28,286	21,943

Cash flows from investing activities:
Purchases of property, plant and equipment	(9,115)	(7,463)
Acquisitions and investments, net of cash acquired	2,491	(2,856)
Sales of investments	193	1,545

Net cash used in investing activities	(6,431)	(8,774)

Cash flows from financing activities:
Net repayment of short-term debt	—	(54,050)
Borrowing of long-term debt, net of issuance costs	—	92,363
Repayment of long term debt	(136)	(27,078)
Purchase of treasury shares	(3,752)	—
Proceeds from sale of shares upon exercise of options and rights	6,173	2,807

Net cash provided by financing activities	2,285	14,042

Effect of exchange rate changes on cash and cash equivalents	1,372	(1,330)

Net increase in cash and cash equivalents	25,512	25,881
Cash and cash equivalents at beginning of period	143,101	44,142

Cash and cash equivalents at end of period	$168,613	$70,023

Supplemental cash flow information:
Interest paid	$1,100	$1,210
Income taxes paid	$1,554	$576
Non-cash investing and financing activities:
Acquisition of Labtec through issuance of shares	$—	$722
Note payable issued to acquire 3Dconnexion minority interest	$7,400	$—
Assumption of Spotlife capital leases	$2,682	$—

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company:

Logitech International S.A. (the “Company”) designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market system. The Company’s operational headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Switzerland, Taiwan and Hong Kong through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2—Interim Financial Data:

The accompanying consolidated financial statements should be read in conjunction with the Company’s 2002 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end. Certain amounts reported in prior quarters’ financial statements have been reclassified to conform to the current quarter’s presentation.

Note 3—Net Income per Share and ADS:

Basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share is computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). For the quarter ended June 30, 2002 the shares issuable upon conversion of the convertible debt were included in the registered share equivalents. For the quarter ended June 30, 2001, the convertible debt was excluded from the registered share equivalents due to its antidilutive effect.

The computation of the basic and diluted per share amounts for the Company were as follows:

	Quarter ended June 30,
	2002	2001
	(In thousands)
Net income:
Basic	$10,782	$6,319
Convertible debt interest expense, net of income tax	566	—

Diluted	$11,348	$6,319

Weighted average common shares outstanding:
Basic	46,065	44,532
Effect of dilutive stock options	3,753	3,914
Effect of dilutive convertible debt	2,724	—

Diluted	52,542	48,446

Note 4—Acquisitions:

3Dconnexion

In June 1998, the Company acquired 49% of the outstanding shares of 3Dconnexion, the provider of Logitech’s 3D controllers and accounted for its investment using the equity method. In September 2001, the Company acquired an additional 2% of the outstanding shares and a controlling interest in 3Dconnexion. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations have not been material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

On April 5, 2002, the Company exercised its option to purchase the remaining outstanding shares for $7.4 million, payable in July 2003 using Logitech shares. A summary of the purchase consideration is as follows (in thousands):

Net investment in 3Dconnexion at April 5, 2002	$5,800
Notes payable to 3Dconnexion stockholders	7,400
Transaction costs	510

Total consideration	$13,710

The acquisition of the remaining outstanding shares has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information currently available. The $5.8 million net investment at April 5, 2002 reflects the original investment on the equity method in 3Dconnexion as well as the fair value of the assets and liabilities acquired at the time of the 2% acquisition.

The Company obtained an independent appraisal of the fair values of the acquired identifiable intangible assets. A summary of the preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Core technology	$2,100
Existing technology	4,800
Trademarks	200
Goodwill	6,610

Total net assets	$13,710

The values of the core technology and trademarks were estimated using the relief from royalty method and the values of the existing technology were estimated using the future cash flows method. These assets are being amortized on a straight-line basis over their estimated useful lives of five years.

The 3Dconnexion business has been combined with the 3D input device business acquired with the Labtec acquisition to offer a complete line of 3D input devices utilizing the market strengths, engineering resources and global presence of both entities.

Spotlife

In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business was to enhance video communications using the Internet infrastructure. Logitech invested $7 million in Spotlife and, at March 31, 2002, owned approximately 35.2% of Spotlife’s outstanding shares on a fully diluted basis. Outside investors had the ability to exercise significant influence over the management of the company, and Logitech accounted for its investment in this company using the equity method.

On May 3, 2002, the Company acquired the remaining 64.8% of Spotlife Inc. for approximately $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting. The assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information available at the time of the acquisition. The fair value of the assets acquired and liabilities assumed approximated the cash paid. As a result, no intangible assets were recorded. The impact of Spotlife’s assets, liabilities and results of operations were not material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

Note 5—Equity Investments:

During the three months ended June 30, 2002 and 2001, the Company sold partial interests in Immersion Corporation and recognized losses of $.2 million in 2002 and gains of $.5 million in 2001 in other income, net. During the quarter ended June 30, 2002, the Company reviewed the fair value of the investment in Immersion and determined that a portion of the decrease in the value is other than temporary and wrote down the securities by $.5 million, included in other income, net. At June 30, 2002, the cost of these securities was $.5 million and the gross unrealized loss was $.3 million.

The Company uses the cost method of accounting for all other investments, all of which represent less than 20% ownership interests.

Note 6—Balance Sheet Components:

	June 30, 2002	March 31, 2002
	(in thousands)
Accounts receivable:
Accounts receivable	$162,151	$203,717
Allowance for doubtful accounts	(7,281)	(7,578)
Allowance for returns and other	(18,173)	(25,036)

	$136,697	$171,103

Inventories:
Raw materials	$18,571	$12,404
Work-in-process	552	201
Finished goods	93,620	72,519

	$112,743	$85,124

Other current assets:
Tax and VAT refund receivables	$15,820	$12,893
Deferred taxes	8,916	8,863
Prepaid expenses	6,498	6,815
Other current	6,161	4,915

	$37,395	$33,486

Property, plant and equipment:
Land	$1,857	$1,757
Plant and buildings	19,058	18,092
Equipment	60,608	55,219
Computer equipment and software	45,758	39,854

	127,281	114,922
Less accumulated depreciation	(88,580)	(82,836)

	$38,701	$32,086

Other assets:
Deposits	$3,248	$2,358
Debt issuance costs	2,218	2,295
Deferred taxes	2,540	59
Other	88	44

	$8,094	$4,756

Note 7—Goodwill and Other Intangible

During the quarter ended June 30, 2002, the Company recorded $6.6 million of goodwill and $7.1 million of other intangibles in connection with the acquisition of 3Dconnexion.

Acquired other intangible assets subject to amortization were as follows:

	June 30, 2002		March 31, 2001
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
	(in thousands)
Trademark/tradename	$15,476	$(5,506)	$15,265	$(5,024)
Existing and core technology	17,323	(6,077)	10,423	(5,306)
Other	500	(500)	500	(500)

	$33,299	$(12,083)	$26,188	$(10,830)

For the quarters ended June 30, 2002 and 2001, amortization expense for other intangible assets was $1.3 million and $.9 million. The estimated future annual amortization expense for other intangible assets is $5.1 million, $5.1 million, $5.1 million, $3.4 million and $2.5 million for the fiscal years 2003, 2004, 2005, 2006 and 2007.

Note 8—Long Term Convertible Debt:

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in five years. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec Inc., including repaying the $90 million short-term bridge loan. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $38.6) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. As of June 30, 2002, the carrying amount of the convertible bonds was CHF 171,804,000 (US $116,415,000) and the fair value based upon quoted market value was CHF 200,600,000 (US $135,926,000).

Note 9—Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income plus the net change in accumulated other comprehensive loss, an element of shareholders’ equity. Accumulated other comprehensive loss consists of the net change in the accumulated foreign currency translation adjustment account, the net change in unrealized gains or losses on marketable equity securities, and the net change in deferred realized gains and losses in hedging activity. For the three months ended June 30, 2002 and 2001, comprehensive income was $2.8 million and $3.4 million.

Note 10—Derivative Financial Instruments—Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive income until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not incur any gains or losses due to hedge ineffectiveness during the first three months of fiscal 2003.

The notional amount of foreign exchange contracts outstanding at June 30, 2002 was $13.8 million. There were no contracts outstanding at June 30, 2001. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses, net of deferred realized gains, totaled $.3 million at June 30,

2002 and is expected to be classified into cost of goods sold within two months. Realized net gains and losses classified to cost of goods sold during the quarter ended June 30, 2002 was $.2 million.

Note 11—Contingencies:

In December 1996, the Company was advised of the intention to begin implementing a value-added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, cash flows or results of operations.

The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and result of operations.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Logitech International S.A. designs, manufactures and markets personal interface devices and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads, and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products through two primary channels; original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”).

Recent Developments

On April 5, 2002, the Company acquired the remaining 49% interest in 3Dconnexion, the provider of Logitech’s 3D controllers, for $7.4 million, payable in July 2003 using Logitech shares. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since acquiring a controlling interest at September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations was not material to the Company’s sales, results of operations, financial position, cash flows or earnings per share.

On May 3, 2002, the Company acquired the remaining 64.8% of Spotlife Inc. for approximately $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting. The assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information available at the time of the acquisition. The fair value of the assets acquired and liabilities assumed approximated the cash paid. As a result, no intangible assets were recorded. The impact of Spotlife’s assets, liabilities and results of operations were not material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

Results of Operations

The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

	Three months ended June 30,
	2002	2001
Net sales	100.0%	100.0%
Cost of goods sold	66.0	68.7

Gross profit	34.0	31.3
Operating expenses:
Marketing and selling	15.5	15.6
Research and development	6.6	6.1
General and administrative	5.4	4.8

Total operating expenses	27.5	26.5

Operating income	6.5	4.8
Interest expense, net	(.1)	(.7)
Other income, net	.5	.5

Income before income taxes	6.9	4.6
Provision for income taxes	1.4	.9

Net income	5.5%	3.7%

Comparison of three months ended June 30, 2002 and 2001

Net Sales

Net sales for the three months ended June 30, 2002 increased $24.1 million or 14.1% to $195.1 million. This growth came primarily from the Company’s keyboards and desktop products (a keyboard and a mouse sold together), and to a lesser extent, from the Company’s video products. With approximately 50% of the Company’s sales denominated in currencies other than the U.S. dollar, the Company estimates that the impact on net sales of the stronger Euro along with the impact of exchange rate changes in the Japanese Yen and Taiwanese Dollar relative to the U.S. dollar, was to increase reported sales by $2.3 million.

Retail sales grew by 16% over the same quarter last year despite warehouse transition issues encountered in North America when the Company consolidated two warehouses located on the west coast and moved them to a third-party distribution center in Memphis, Tennessee. The transition issues included a combination of physical lay out, systems, management and other process issues at our third party logistics provider and reduced our ability to ship product to our North American retail customers. The 16% growth came from keyboards, desktops and video products. Retail sales of the Company’s traditional pointing devices, which include mice and trackballs, decreased by 5% while unit volumes grew 12%. This sales decrease was primarily due to the strong sales generated by the introduction of the first ever-cordless optical mouse in the first quarter of last year. Sales of keyboards and desktop products grew by 86% and unit volumes grew by 75%, with the majority of the growth coming from cordless desktop products. In the PC video camera business, retail sales grew 22% and unit volumes increased by 4% over the same quarter last year. The growth was attributed to the continued success of the Company’s dualcams which grew by 61% with unit volumes more than doubling. Sales of interactive entertainment products declined by 32% and unit volume declined by 4% due to the decrease in demand for the GT Force Steering Wheel™ for PlayStation®2 partially offset by higher volume sales in gamepads. The decline in the demand for the GT Force Steering Wheel™ is driven by the market penetration achieved in fiscal 2002 due to the strong demand for the product when it was introduced in late fiscal year 2001 and early 2002. The audio products decreased by 15% and unit volume decreased by 54%. The decrease was due to lower demand for the Company’s low cost Labtec branded product lines which was partially offset by the continued success of the Logitech branded Z series PC speaker family as the Company focused heavy marketing and sales efforts on the Logitech branded speakers.

OEM sales grew 8.1% compared to the same quarter last year. Sales of pointing devices, PC video cameras and voice access products drove this growth.

Gross Profit

Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 23.8% to $66.3 million due primarily to the higher sales volumes and to a lesser extent margin improvements.

Gross margin (gross profit as a percentage of net sales) increased from 31.3% to 34.0%. This increase reflects reduction in product cost primarily in the video, pointing devices and keyboards products.

Operating Expenses

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense increased 13.6% to $30.3 million. This increase was directly related to the Company’s increased sales performance and marketing initiatives aimed at strengthening the Company’s retail presence. However, as a percentage of net sales, marketing and selling costs remain consistent compared to the same quarter last year.

Research and Development

Research and development expenses consist of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products, the enhancements of existing products and the performance of quality assurance activities. Research and development expenses increased 23.2% to $12.9 million. The increase was mainly due to ongoing and seasonal investments in product development, as a percentage of net sales, research and development increased from 6.1% to 6.6%.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the three months ended June 30, 2002 increased 27.1% to $10.5 million. This increase was primarily due to increases in costs related to information technology projects in support of the engineering, operations and human resouces functions. As a percentage of net sales, general and administrative increased from 4.8% to 5.4%.

Interest Expense, Net

Net interest expense was $.2 million for the three months ended June 30, 2002 compared to $1.2 million for the same period last year. Interest expense was higher last year because of short term borrowing of $35 million in March 2001 and $55 million in April 2001 to finance the Labtec acquisition and repay Labtec obligations and credit lines. This debt was repaid in June 2001 through the issuance of the convertible bonds.

Other Income, Net

Other income was $1.1 million for the three months ended June 30, 2002, compared to $.9 million for the same period last year. Other income this year consisted primarily of $1.7 million of favorable fluctuations in exchange rates, offset by a $.2 million loss from sale of shares of Immersion Corporation and the $.5 million write-down of our investment in Immersion Corporation. Other income for the three months ended June 30, 2001, consisted primarily of $.5 million gain recognized from the sale of shares of Immersion Corporation, $.5 million of proceeds from a property loss insurance claim, and $.5 million of fluctuations in exchange rates which were partially offset by $.6 million of losses recorded for investments accounted for under the equity method.

Provision for Income Taxes

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for the period ended June 30, 2002 and 2001 was $2.7 million and $1.6 million representing a 20% effective tax rate in both years.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At June 30, 2002, net working capital was $273.8 million, compared to $265.7 million at March 31, 2002. Cash and cash equivalents totaled $168.6 million, an increase of $25.5 million from March 31, 2002. The increase in cash was due to profitable operations and effective management of receivables and payables.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

The Company had credit lines with several European and Asian banks totaling $61.1 million as of June 30, 2002. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of June 30, 2002, $55.2 million was available under these facilities.

Cash Flow from Operating Activities

The Company’s operating activities provided net cash of $28.3 million for the three months ended June 30, 2002, compared to $21.9 million in the same period last year. For the period ended June 30, 2002, cash flow was generated from strong collection efforts on higher sales from last quarter and this quarter, offset by increases in inventory. The growth in inventory was due to a combination of factors including the North American warehouse transition, preparing for higher levels of sales in the future quarters and providing a contingency against a possible dock strike on the west coast of the United States.

Cash Flow from Investing Activities

The Company’s investing activities used cash of $6.4 million and $8.8 million for the three months ended June 30, 2002 and 2001. During the quarter ended June 30, 2002, cash of $9.1 million was used to acquire property and equipment, primarily manufacturing equipment, offset by cash of $2.5 million received as a result of the Spotlife acquisition in May 2002. The Company also recognized $.2 million proceeds from the sale of available-for-sale securities in May 2002.

In the same quarter last year, the Company used $2.9 million to acquire additional Labtec shares and to acquire a non-marketable equity investment. Also included in the first quarter last year were purchases of property and equipment for $7.5 million. These expenditures were partially offset by cash proceeds of $1.5 million for the sale of available-for-sale securities.

Cash Flow from Financing Activities

The Company’s financing activities provided net cash of $2.3 million and $14.0 million for the three months ended June 30, 2002 and 2001. The decrease was mainly due to refinancing the acquisition of Labtec last year. During the quarter ended June 30, 2002, the Company realized $6.2 million of proceeds from the sale of shares pursuant to employee stock purchase and stock option plans. In June 2002, the Company repurchased 88,375 shares for $3.8 million in open market transactions under a share buyback program. In July 2002, the Company announced a plan to buy back up to approximately $50 million of Logitech shares during the next twelve months through purchases in the open market and privately negotiated transactions. An additional $16.7 million of Logitech shares were purchased in July and August 2002 under this plan.

In April 2001, the Company borrowed an additional bridge loan of $55 million to finance the Labtec acquisition bringing the total bridge loan for the Labtec acquisition to $90 million. During the quarter ended June 30, 2001, the Company repaid short-term Labtec borrowings of $19 million and long-term Labtec borrowings of $27 million. In June 2001, the Company sold 1% convertible bonds in a registered offering. Net proceeds of $92.4 million were used to repay the $90 million bridge loan. Additionally, the Company realized $2.8 million of proceeds from the issuance of registered shares related to employee stock option and stock purchase plans.

Commitments

The Company believes that it will continue to make capital expenditures in the future to support product development activities and ongoing and expanded operations. Fixed commitments for capital expenditures, primarily for computer software and warehouse facilities, approximated $5.0 million at June 30, 2002. Commitments for inventory approximated $71.7 million at June 30, 2002 and are made in the normal course of operations to original design manufacturers, contract manufacturers and other suppliers. With the acquisition of Spotlife, the Company assumed its capital lease obligations of $2.7 million for computer software and equipment.

The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Risk Factors

Our quarterly operating results are difficult to predict. This means that our results could fall below investors’ expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

Our operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including:

•	the volume and timing of orders received during the quarter;

•	the maturation of product lines;

•	the timing of new product introductions by us and our competitors and their acceptance by the market;

•	ability to bring new products to market in a timely manner;

•	the impact of competition on our average selling prices and operating expenses;

•	inventory levels in the distribution channels;

•	changes in laws or regulations;

•	fluctuations in exchange rates;

•	changes in product or distribution channel mix;

•	price protection charges;

•	product returns from customers;

•	deferrals of customer orders in anticipation of new products or otherwise;

•	changes in technologies and their acceptance by the market;

•	the performance and financial strength of our suppliers and third-party product manufacturers;

•	the rate of economic growth in our principal geographic markets; and

•	deterioration of the financial strength of our larger customers.

Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more quarters.

In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, our net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because a substantial portion of our products are manufactured in Asia, and we rely on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. The foregoing means that our operating results could fall below investors’ expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers, as well as continued demand by these customers for our products.

We sell our products through a domestic and international network of distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by these customers for our products. The distribution, retail and OEM industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. In particular, consolidation in the personal computer and retail industries has increased the purchasing power of our customers. This puts pressure on us to reduce the prices at which we sell our products, decreasing our revenues. In addition, our distributor and retail customers generally offer products of our competitors. Accordingly, there is a risk that these customers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

The loss of one or more of our distributors, major retailers or OEM customers could have a material adverse effect on our business, financial condition and results of operations. In addition, because of our sales to customers that are large or who have high volume, we maintain individually significant receivable balances with these customers. We seek to control our credit risk through ongoing credit evaluation of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally we do not require any collateral from our customers. If any of our major customers were to default in the payment of its receivables owed to us, our operating results could be materially adversely affected.

Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers, which means that we may refund or credit some of the price these customers have paid for a product if we later lower its price while it is still in the customers’ inventory. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns or reduced orders by these customers in future periods. As a result, our past sales may not be indicative of future sales. In addition, the generally short product life cycles of our products and the difficulty in predicting future sales increase the risk that new product introductions or price reductions results in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, and which may lead to higher rates of return on our older products.

We recognize revenue upon transfer of title and risk of loss, which is generally when we ship our products. Because we are exposed to the risk of product returns and price protection, we provide allowances for these risks upon recognition of revenue. We base these allowances on historical and anticipated experience and our assessment of inventory in our distribution channels. We review and adjust the allowances periodically, based on changes in the same factors. Although we believe we have provided adequate allowances, if product returns exceed our estimates or if we do not make sufficient price protection accruals, there may be a significant adverse effect on our financial results.

To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success depends to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, others may have patents or intellectual property rights which prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations.

The introduction of products for non-PC platforms may consume significant resources and not result in significant future revenues for Logitech.

We will continue to expand our product offerings to include products that are not based on PC platforms, and products that are outside of our traditional areas of expertise, which has historically been PC peripheral devices. To accomplish this, we may commit substantial resources to develop, sell and market these new products. With limited experience in these product lines and because these products are based on new technologies, it may be difficult for us to accurately predict revenues, manufacturing costs and product returns. Our ongoing investments in the development and marketing of products for non-PC platforms could produce higher costs without a proportional increase in revenues.

A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

If we do not successfully coordinate the world wide manufacturing and distribution of our products we will lose sales and may face significant financial penalties from our customers.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture and distribute our products. In addition, we rely on centralized distribution centers. If we do not successfully coordinate the timely manufacture and distribution of quality products, we will lose sales and our revenues will be harmed. For example, during the first quarter of fiscal 2002, we encountered warehouse transition issues in North America that resulted in a loss of revenue for the quarter. If these or similar issues were to occur within our distribution system again, we could lose sales or incur higher cost of sales to distribute our products. In addition, distributors, retailers and OEMs are increasingly assessing “charge-backs”, or monetary penalties, against suppliers like Logitech for product delivery times, quantities or products that do not match their specifications. If we are unable to timely deliver quality products due to our own fault or those of third parties on which we rely, or due to events over which we or the third parties do not have control, our customers may assess penalties against us that may signicantly harm our financial results.

The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

We transact a substantial portion of our business outside the United States. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing foreign operations;

•	laws and regulations, including environmental laws, varying from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	foreign exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

If we do not compete effectively, demand for our products will fall and this could result in reduced revenues, margins, and profitability.

Our business is characterized by intense competition, a trend of declining average selling prices in the OEM market and performance enhancements and new features of competing retail products. If we do not compete effectively with current or new competitors, the demand for our products will fall. A decrease in demand could result in increased pricing pressure and reduced revenues, reduced margins, and reduced profitiability. As a result, our business and operating results would suffer.

Our main competitor in pointing devices, PC gaming devices and keyboards is Microsoft who offers products with similar features to Logitech products. Microsoft’s offerings include a complete line of cordless mice and desktops as well as optical mice. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer base, than us. We are also experiencing increased competition for cordless mice and desktops from less established brands, in the lower price segments.

Microsoft is also a leading producer of operating systems and applications with which our pointing and gaming devices are designed to operate. As a result of their position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we are not able to offer.

Our main competitor in the U.S. for PC video cameras is Xirlink, who sells cameras under the Veo brand. In Europe our main competitors are Philips and Creative Labs. As with cordless mice and desktops, we are also experiencing increased competition from less established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot Corporation, Interact Multimedia, Kensington/Gravis, Mad Catz, Microsoft and Saitek Industries Ltd. In addition, with our announced intention of providing gaming devices for consoles we will be competing against Sony, Nintendo and Microsoft to the extent they sell their own devices for their consoles. Each of Sony, Nintendo and Microsoft has substantially greater resources than us.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In headset, microphone, and telephony products, competitors include Altec Lansing and Plantronics. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing. In addition, with our announced intention to enter the mobile phone headset business, we will be competing against mobile phone and accessory companies such as Nokia, Sony, Ericsson, Motorola and Siemens, each of who has substantially greater resources than us, as well as mobile phone accessory companies such as Plantronics, which has an established market position in this business.

We expect to continue to experience competition and price pressures in the OEM business performance enhancements of competing products in retail as well as pricing pressure from less established brands. If we do not continue to distinguish our products, particularly our retail products, through distinctive features, design and services, and if we do not otherwise compete effectively, our resulting loss of competitive position could result in lack of acceptance of our products, decreased gross margin, loss of market share and decreased revenue. As a result, our business, financial condition and results of operations would be significantly harmed.

Our effective tax rates may increase in the future, which would adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results will be adversely impacted, and specifically our net income and earnings per ADS and per registered share will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in our various subsidiarieschanges in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

We also rely on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

Pending lawsuits could adversely impact us.

Through our U.S. subsidiary we are currently involved in pending lawsuits with respect to patent infringement claims by third parties and commercial matters. We believe that these lawsuits are without merit and intend to defend them vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation over patent infringement claims, commercial disputes, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

We depend on original design manufacturers, contract manufacturers and component suppliers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

Key portions of our product lines are produced for us by original design manufacturers and contract manufacturers. Our reliance on them involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors’ assembly processes. In addition, any financial instability of our manufacturers or contractors could result in delayed product deliveries or manufacturing inefficiencies. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Since the majority of these manufacturers and contractors are located in Asia and other countries outside the U.S., we are subject to risks generally associated with foreign suppliers, including political and economic uncertainty, currency exchange fluctuations, trade restrictions and changes in tariff rates. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which may have an adverse impact on our results of operations.

Key components used in the manufacture of our products, as well as certain products, are currently purchased from single or limited sources that specialize in such components or products. In particular, the sensor in our optical mice is provided by one supplier, and our cordless keyboards are also single-sourced. We generally do not have long-term agreements with our single or limited sources of supply. Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuations in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could decrease our revenue or gross margin. Delays could also have a material adverse effect upon our business, financial condition and results of operations.

We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the amount of goodwill arising from our acquisitions was impaired.

We review goodwill arising from our acquisitions for impairment on an annual basis or if events indicate that the carrying value might not be recoverable. Factors which could trigger us to perform an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends; or

•	significant decline in our market capitalization relative to net book value.

If our management were to determine in the future that the goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Foreign Currency Exchange Rates

Currently, the Company’s primary exposures relate to non-U.S. dollar denominated sales in Europe and Asia and non-U.S. dollar denominated operating expenses, inventory costs and long term debt in Europe and Asia. The principal currencies creating foreign exchange rate risk for Logitech are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen.

For the period ended June 30, 2002, approximately 50% of the Company’s sales were denominated in non-U.S. currencies. With the exception of its manufacturing subsidiaries in China, which use the U.S. dollar as their functional currency, we primarily use the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders’ equity.

The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by its foreign subsidiaries, net income for the period ended June 30, 2002 would have been adversely impacted by approximately $3.7 million.

On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% Convertible Bonds which mature in five years. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At June 30, 2002, the carrying amount of the convertible bonds was US $116.4 million, which reflects the exchange rate fluctuation of $14.1 million during the period ended June 30, 2002 and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss Franc, the increase in the cumulative translation adjustment component of shareholders’ equity would have been $10.5 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $12.8 million would have occurred in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At June 30, 2002, the notional amount of forward foreign exchange contracts outstanding was $13.8 million. These forward contracts generally mature within three months. As of June 30, 2002, unrealized losses on the fair value of outstanding foreign exchange hedging contracts were $.5 million. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, an approximate $2.3 million unrealized loss in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of approximately $2.9 million in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

The Company’s long-term debt is fixed rate. A change in market interest rates, therefore, has no impact on interest expense or cash flows.

Changes in interest rates could impact our anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse or favorable change in interest rates from the fiscal 2003 and 2002 year end rates would not have a material adverse effect on our results of operations, cash flows or financial condition for the next year.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Accountant Services

We currently engage PricewaterhouseCoopers SA (“PWC”) as our independent auditors. In addition to the audit services they provide with respect to our annual audited consolidated financial statements included in our Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission, PWC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. In accordance with Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, the Company is responsible for listing the non-audit services approved by the Audit Committee of our Board of Directors to be performed by PWC. The non-audit services recently approved by our Audit Committee are services in connection with tax planning and compliance, SEC registration statements, potential acquisitions and other transactions, the application of generally accepted accounting principles and the provision of statutory audit services in foreign jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

LOGITECH INTERNATIONAL S.A.

By:	/s/ GUERRINO DE LUCA
Guerrino De Luca
President and Chief Executive Officer

By:	/s/ KRISTEN M. ONKEN
Kristen M. Onken
Chief Finance Officer,
Chief Accounting Officer,
and U.S. Representative

August 14, 2002